NEWS RELEASE March 26, 2007 NR 07-10 www.energymetalscorp.com

Energy Metals Stakes Previously Explored Barge Project in
Powder River Basin, Wyoming

Vancouver, British Columbia, March 26, 2007: Energy Metals Corporation (NYSE Arca: EMU| TSX:EMC) is pleased to announce the completion of an additional claim staking program in the Powder River Basin of Wyoming. The Barge Project (the "Property") is currently comprised of 234 claims covering approximately 4600 acres located on public lands administered by the Bureau of Land Management and 640 acres of State of Wyoming lease. The Barge Project encompasses the former Rocky Mountain Energy-Mono Power Bear Creek Project (Bear Creek Uranium) which mined 5.8 million pounds of uranium from open pit operations between 1975 and 1985. The Barge Project is named posthumously in honor of Edward M. Barge of Durango, Colorado. Mr. Barge was an early Atomic Energy Commission uranium geologist, accomplished prospector and successful mine operator. The Property lies approximately 50 miles northeast of Casper, Wyoming.

Historic open pit uranium resources remaining at the time of the Bear Creek shutdown in 1985 amounted to 3.5 million pounds with additional deeper uranium mineralization estimated at 5.5 million pounds according to Bear Creek Uranium reports. The open pit has been backfilled and the former mine site has been reclaimed.

The Barge Project has seen more than four thousand drill holes delineating thousands of feet of mineralized trend. Over 740 acres of the property were the subject of a mineral survey submitted in 1976-77 by RME in preparation for a mineral patent. The lands were never patented as a result of the decline in the uranium industry due to low prices which forced the early closure of the mine. An updated resource estimate consistent with NI 43-101 standards has been commissioned. It is believed that much of the mineralization on the property will be amenable to ISR extraction.

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimate. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. The historic estimates should not be relied upon. The Barge Property will require considerable data evaluation and confirmation including further analysis of the geology, metallurgy and resource base, which EMC has already begun.

Dr. Art Ettlinger, P.Geo., Chief Geologist for Energy Metals Corporation and a qualified person as defined by National Instrument 43-101, has reviewed this news release and is responsible for its content.

Energy Metals Corporation is a NYSE Arca and TSX listed company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). This form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation
Paul Matysek, M.Sc., P.Geo., CEO and President: (604) 684-9007
Bill Sheriff, B.Sc., Chairman: (972) 333-2214
Farhad Abasov, B.A., MBA, VP Strategic Communications: (604) 697-5684

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2007 by Energy Metals Corporation. All rights reserved.

For more information, send questions and comments to info@energymetalscorp.com.